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July 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:                             Motif Bio plc

Amendment No. 1 to

Draft Registration Statement on form F-1

Submitted June 28, 2016

CIK No. 0001674657

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated July 11, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Amended Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

General

1.                                      We note your response to prior comment one in our letter dated June 13, 2016. However, we note that Mr. Lumsden gave interviews as recently as April 21 and 24 of this year that are publicly available on the internet in which he stated that you were making progress toward listing on Nasdaq in June 2016. Note that the Commission has interpreted the phrase “offer to sell” in Section 5(c) of the Securities Act of 1933 to include “the publication of information and statements… made in advance of a proposed financing, which have the effect of… arousing public interest in the issuer or its securities.” See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the interviews given could have such effect and therefore constitute an “offer,” please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe the interviews do not constitute a violation of Section 5. Alternatively, revise your disclosure to discuss the risks and impact to you of a possible violation of Section 5.

The Company acknowledges the Staff’s comment.  The Company is aware of its obligations under the Securities Act and takes seriously its responsibility to avoid violating Section 5. Based on the facts noted below, the Company respectfully disagrees with the Staff’s implied conclusion that, “because the interviews given could have such effect [they] therefore constitute an ‘offer’”.  The Company believes that neither the April 21st interview, nor the April 24th interview constituted a violation of Section 5.  The Company also believes that even if the Staff were to conclude that a violation of Section 5 occurred, the three-month period between the later of the two interviews (April 24th) and the Company’s intended start date of a road show (July 27th) would provide a sufficient “cooling off period” to render additional disclosure in the Company’s prospectus unnecessary.

The Company notes that the Commission has interpreted the phrase “offer to sell” in Section 5(c) of the Securities Act of 1933 to include “the publication of information and statements… made in advance of a proposed financing, which have the effect of… arousing public interest in the issuer or its securities.” See Securities Act Release No. 5180 (Aug. 16, 1971).  The Company, however, believes that the audience of the interviews was not the U.S. public (as was the concern of Release No. 5180), but was the Company’s predominantly-UK shareholder base as required by applicable AIM listing Rules. (1)  The Company conducted the interviews in connection with the twelve-month anniversary of the Company’s listing on AIM.  The interviews provided updates on important topics to the Company’s existing investors, and the interviews were conducted in a manner and through media channels that the Company had traditionally used to communicate with its shareholders (and which are similarly used by other AIM listed companies).

Further, the Company does not believe the interviews met the standard set forth in Release No. 5180, i.e., “which have the effect of”.  The Company notes that the disclosure made in the interviews was couched in conditionality, no definitive date for a U.S. offering was made, no mention was made of the submission of a registration statement, and no information by which a potential investor could subscribe for shares was given.  Further, no details of any offering price, type of security or size of a potential raise was given.  As a result, the Company believes it is clear that the disclosures in the interviews were not intended to condition the applicable market for the Company’s securities, and did not in fact have such an effect.  As noted in the Company’s prior response letter, the Company is not a large or well-known issuer and, neither of the interviews received significant ongoing coverage or commentary from other news distributors.  The limited current impact of these interviews is further evidenced by the small trading range and limited volume of the Company’s shares in the period subsequent to the interview and through the current date viewed as a whole. (2)

(1)  Rules 10 and 11 of the AIM Rules.

(2)  The Company notes that the Staff’s comment points out that the interviews, “are publicly available on the internet.”  The Company believes that the interviews speak only as of their date, and the ability of interested parties to retrieve the interviews at later times does not create new or continuing disclosure by the Company.

Another factor that the staff should consider in its analysis is that the Company’s actions were mandated by the AIM disclosure regime.  AIM Rule 11 requires the Company to disclose, “any new developments which are not public knowledge which, if made public, would be likely to lead to a significant movement in the price of its AIM securities.”  The Company’s iclaprim developments, its planned NASDAQ listing and the engagement of MTS all fall within the types of information for which Rule 11 mandates disclosure. Further, the Company had previously been advised by its nominated advisor (or Nomad) and its legal advisor that disclosure on these topics is required by the rules of AIM.

AIM requires the disclosure of this type of information in order to keep the market informed of material new developments at listed companies (such notification being intended to avoid the creation of a false market in a company’s shares that might result if news of certain developments are not published simultaneously to the market as a whole).  As such, AIM’s requirements echo a goal of Release No. 5180, which states, “The Commission hereby emphasizes that there is no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration under the Securities Act of 1933”.  The Company believes it is this aspect of the Release that is germane to the analysis of the Company’s behavior.

In cases where a foreign private issuer’s home country disclosure requirements may differ from U.S. requirements, the Commission has concluded that deference to those requirements is sometimes appropriate.  For example, when the Commission amended Item 402 of Regulation S-K, it declined to extend those requirements to foreign private issuers, noting that allowing foreign private issuers to continue to provide disclosure in accordance with Form 20-F “showed appropriate deference to a foreign private issuer’s home country requirements.” See Securities Act Release No. 33-8732a (Aug. 29, 2006)(3).  Similarly, in this case deference is appropriate because the Company must be able to continue to comply with the listing requirements of its home jurisdiction while undertaking a registration in the United States.

Further, these ordinary course communications were made more than thirty days prior to the filing date of the Company’s Registration Statement and did not reference a specific securities offering. As noted above, the interviews spoke only in general terms of the Company’s plans and did not provide information on a specific securities offering that would take the interviews out of the Rule 163A safe harbor.  As a result, the Company agrees with the Staff’s analysis in Release No. 33-8591, “we believe that the 30-day timeframe adequately assures that these communications will not condition the market for a securities offering by providing a sufficient time period to cool any interest in the offering that might arise from the communication,” and notes that the interviews were originally published more than 30 days prior to the date of the Company’s first public filing.

Even in the absence of the specific Rule 163A safe harbor, the significant delay between the time of the interviews and the beginning of the Company’s marketing efforts (or even the Company’s public filing of the Registration Statement) provides a sufficient “cooling off period” to protect the public from any impact of the Company’s disclosure. As a result of these factors, the Company respectfully submits to the Staff that there is no material risk that a court would determine that the Company’s actions had resulted in an offer of its securities in violation of Section 5 of the Securities Act.

(3)    In addition, in determining that the final pay ratio rule would exclude foreign private issuers from certain disclosure requirements, the SEC noted that requiring “foreign private issuers to provide pay ratio disclosures would require them to collect data and calculate compensation in ways they would otherwise not be required to do.” See Release No. 33-9877 (Aug. 5, 2015).  Similarly, with regards to cross-border security-based swaps, the SEC recognized and accepted commenterr views that trade acknowledgment and verification requirements should be “deemed to be transaction-level requirements, and that their cross-border application should differ depending on the type of counterparty in question, and that when practices imposed on U.S. entities are more burdensome than corresponding practice in other jurisdictions, those practices should apply only to U.S. customer business.” See SEC Release No. 34-78011 (June 8, 2016).

Business

Clinical Experience, page 81

2.                                      We note your statement on page 83 that iclaprim was found to “exhibit safety and tolerability compared to vancomycin and linezolid at a dose of 0.8 mg/kg in the Phase 3 ASSIST trials.” Please revise to state, if true, that iclaprim was found to exhibit safety and tolerability “comparable” to vancomycin and linezolid, as it does not appear to be true from the table presented on page 83 that iclaprim exhibited greater safety or tolerability compared to linezolid.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 83 of the Revised Registration Statement to clarify that iclaprim was found to exhibit safety and tolerability comparable to vancomycin in Phase 2 trials and linezolid at a dose of 0.8 mg/kg in the Phase 3 ASSIST trials.

Preclinical Development, page 85

3.                                      We note your revision to page 85 of the registration statement in response to our prior comment 16 in our letter dated June 13, 2016. Please file a consent from JMI Reports pursuant to Rule 436 of Regulation C under the Securities Act as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed a consent from JMI Reports as Exhibit 23.3 to the Revised Registration Statement.

Management

Consultancy Agreement With Jon Gold, page 111

4.                                      Please file a copy of the consultancy agreement as an exhibit to the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 111 of the Revised Registration Statement to clarify that consultancy agreement with Jon Gold was not extended beyond the initial term of the agreement, which terminated on July 1, 2016.  Because this agreement has now expired and because the Company has no further obligations under this agreement, the Company does not consider this agreement to be material and has, therefore, determined that it is not necessary to file this agreement as an exhibit to the registration statement.

Fees and Expenses, page 140

5.                                      Please revise the second row of the table to include the amount persons depositing or withdrawing shares or ADS holders must pay to cancel ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the second row of the table on page 140 of the Revised Registration Statement to clarify that the fee to be paid by persons depositing or withdrawing shares or ADS holders must pay to cancel ADSs for the purpose of withdrawal, including if the deposit agreement terminates is $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Consolidated statement of cash flows, page F-15

6.                                      Please refer to prior comment 19 in our letter dated June 13, 2016. Please revise your disclosure in Note 4 to reflect the reclassification of gains on settlement of contract disputes from other income to within operating loss, as described on page F-16.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in Note 4 to reflect the reclassification of gains on settlement of contract disputes form other income to within operating loss, as described on page F-16.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,
/s/ Aron Izower

Reed Smith LLP

cc:                                Graham Lumsden,

Chief Executive Officer of

Motif Bio plc